

September 28, 2010

Simeon Brinberg, Esq.
Secretary
BRT Realty Trust
60 Cutter Mill Road
Great Neck, New York 11021

> **Re: BRT Realty Trust**
> **Schedule TO-I**
> **Filed September 22, 2010**
> **File No. 005-09293**

Dear Mr. Brinberg:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

Exhibit 99(A)(1)(A): Offer to Purchase

1.   Your offer is currently set to expire at 5:00 p.m. New York City time on October 20, 2010. The offer is open for less than twenty full business days due to the Columbus Day federal holiday and the 5:00 p.m. expiration time. See Exchange Act Rule 13e-4(a)(3). Please revise to extend the offer period to ensure that that your offer is open at least twenty full business days. See Exchange Act Rule 13e-4(f)(1)(i).

Conditions of the Offer, page 15

2.   In the fourth sentence of the final paragraph of this section, you state that your failure to exercise any of the foregoing rights at any time will not be deemed a waiver of any

right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date and "from time to time." As you acknowledge in the fifth sentence, once the Offer has expired, all of the conditions to the Offer, other than those requiring receipt of necessary governmental approvals, must have been satisfied or waived. Please revise the fourth sentence to eliminate the reference to "from time to time," which suggests that the triggering event could occur after expiration of the offer.

3.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you acknowledge in the penultimate sentence of the last paragraph of this section, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the rest of the language in this paragraph seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

4.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Material United States Federal Income Tax Consequences, page 28

5.   On page 28, you state that you have included a general summary of "certain" U.S. federal income tax consequences. Please revise to discuss all material federal income taxes and to remove the suggestion that your disclosure is not materially complete. See Item 1004(a)(1)(xii) of Regulation M-A.

Miscellaneous, page 35

6.   We note your statement on page 35 that if you determine that you are not legally able to make the offer in a particular jurisdiction, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. Please clarify, if true, that you are referring to a U.S. state and not a non-U.S. jurisdiction. If not, please advise us how you are complying with the all-holders provision in Exchange Act Rule 13e-4(f)(8)(i). We view Exchange Act Rule 13e-4(f)(9)(ii) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities

Simeon Brinberg, Esq.
BRT Realty Trust
September 28, 2010
Page 3

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (973) 912-7199
        Jeffrey A. Baumel, Esq.
        Thomas L. Hanley, Esq.
        Sonnenschein Nath & Rosenthal LLP